The Gabelli Global Utility & Income Trust

One Corporate Center

Rye, New York 10580-1422

May 29, 2018

VIA EDGAR AND ELECTRONIC MAIL

David Orlic

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

RE: The Gabelli Global Utility & Income Trust

(File Nos. 333-223652; 811-21529)

Dear Mr. Orlic:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, The Gabelli Global Utility & Income Trust (the “Registrant”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form N-2 be accelerated so that it may become effective by 4:00 p.m., Washington, D.C. time, on May 29, 2018, or as soon thereafter as reasonably practicable.

Very truly yours,

The Gabelli Global Utility & Income Trust

By:	/s/ Bruce N. Alpert
Name: Bruce N. Alpert
Title: President (Principal Executive Officer)